Exhibit 99.1

Bellatrix Exploration Ltd. Announces the Annual Board of Director Election Results

CALGARY, May 21, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix") (BXE.TO) announces that the nominees proposed in the management proxy circular for its 2014 annual and special meeting (the "Meeting") of shareholders held on May 21, 2014 were elected as directors.  Detailed results of the vote on the election of directors held at the Meeting were as follows:

Nominee	Votes For	Percent For	Votes Withheld	Percent Withheld
Raymond G. Smith	92,889,943	99.67%	303,879	0.33%
Doug N. Baker	92,500,030	99.26%	693,792	0.74%
Murray L. Cobbe	92,570,391	99.33%	623,431	0.67%
John H. Cuthbertson	72,759,474	78.07%	20,434,348	21.93%
W. C. (Mickey) Dunn	92,295,181	99.04%	898,641	0.96%
Melvin M. Hawkrigg	92,737,130	99.51%	456,692	0.49%
Robert A. Johnson	92,830,189	99.61%	363,633	0.39%
Keith E. MacDonald	87,874,305	94.29%	5,319,517	5.71%
Murray B. Todd	92,161,426	98.89%	1,032,396	1.11%
Keith Turnbull	92,886,770	99.67%	307,052	0.33%

For details of the results of the other matters considered at the Meeting, please see Bellatrix's report in respect of voting results, which is available on SEDAR at www.sedar.com.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information: Raymond G. Smith, P.Eng., President and CEO, (403) 750-2420; Edward J. Brown, CA, Executive Vice President, Finance and CFO, (403) 750-2655; Brent A. Eshleman, P.Eng., Executive Vice President, (403) 750-5566; Troy Winsor, Investor Relations, (800) 663-8072

CO: Bellatrix Exploration Ltd.

CNW 20:55e 21-MAY-14